Exhibit 99.1

FAIRFAX News Release

TSX Stock Symbol: FFH and FFH.U

TORONTO, December 13, 2024

FAIRFAX ANNOUNCES ACQUISITION OF OMERS INVESTMENT IN BRIT

Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that it has increased its ownership interest in Brit Limited to 100% from 86.2% by acquiring the interest of OMERS, the pension plan for Ontario’s municipal employees, for cash consideration of approximately US$383 million.

Fairfax is a holding company which, through its subsidiaries, is primarily engaged in property and casualty insurance and reinsurance and the associated investment management.

For further information contact:	John Varnell, Vice President, Corporate Development at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto, Ontario, M5J 2N7 Telephone: 416-367-4941 Facsimile: 416-367-4946